Exhibit (a)(7)



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                                NEWS RELEASE


                           FOR IMMEDIATE RELEASE


Contact:  John T. Andrews, Jr.               Jean Alisse
          General Counsel                    General Counsel
          SCOR U.S. Corporation              SCOR S.A.
          (212) 390-5224                     (33-1) 46-98-73-63


         SCOR U.S. BOARD AGREES TO SCOR S.A. $15.25 PER SHARE OFFER


     New York, N.Y./Paris, France, November 3, 1995--SCOR U.S. Corporation (NYSE:SUR) ("SCOR U.S.") and SCOR S.A. announced today that they have entered into a definitive agreement (the "Merger Agreement") providing for the merger (the "Merger") of SCOR Merger Sub Corporation ("Merger Sub"), a newly organized Delaware corporation and a wholly owned subsidiary of SCOR S.A., into SCOR U.S. upon the terms and subject to the conditions contained in the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub has agreed to commence a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $0.30 per share, of SCOR U.S. at a price of $15.25 per share, net to the seller in cash, without interest thereon, subject to terms and conditions set forth in the Merger Agreement and to be set forth in the tender offer documents. If the Offer is successfully completed, holders of the 5-1/4% Convertible Subordinated Debentures due April 1, 2000 of SCOR U.S. would have the right to require SCOR U.S. to repurchase such Convertible Debentures at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date.

     The Board of Directors, and Special Committee of the Board of Directors, of SCOR U.S. have unanimously approved the Merger Agreement, the Offer and the Merger


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and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of SCOR U.S. The Board of Directors has recommended that all stockholders of SCOR U.S. accept the Offer and tender their shares. Dillon, Read & Co. Inc. has acted as financial advisor to the Special Committee of the Board of Directors of SCOR U.S. and has advised the Special Committee that the consideration to be received by the stockholders of SCOR U.S. is fair to the stockholders (other than SCOR S.A.) from a financial point of view as of the date hereof.

     SCOR S.A. currently owns approximately 80% of the outstanding shares of common stock of SCOR U.S. Approximately 3.6 million shares of SCOR U.S. common stock are owned by the public.

     SCOR U.S. Corporation, a holding company, provides property and casualty insurance and reinsurance in the treaty and facultative market through its operating subsidiaries. All of SCOR U.S. Corporation's operating insurance and reinsurance subsidiaries are rated "A" (excellent) by A.M. Best Company.

     SCOR S.A., a French company, operates principally as a reinsurance company. Together with its subsidiaries, it ranks as the largest professional reinsurer in France and among the largest in the world.

     Goldman, Sachs & Co. are acting as dealer managers for the Offer and Goldman Sachs International has acted as financial advisor to SCOR S.A.